Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following communication was made available by a post on Twitter:

Tweet: A Q and A with Comcast’s top government guy [link to http://features.blogs.fortune.cnn.com/2014/03/06/a-q-and-a-with-comcasts-top-government-guy/] via @FortuneMagazine [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

The following article published by a third party was made available via a link provided in the above communication:

Article:

March 6, 2014, Tory Newmyer

A Q&A with Comcast’s top government guy

A key fundraiser for President Obama, longtime political operative, and strategic adviser to CEO Brian Roberts, David Cohen talks to Fortune about Comcast’s streaming deal with Netflix, the Time Warner merger, and signing the deal papers at 2 a.m.

FORTUNE -- If Comcast (CMCSA) succeeds in convincing regulators to bless its merger with Time Warner Cable (TWC), the combined company will become an even more dominant force in the industry, controlling nearly 30% of the cable TV market and 40% of Internet connections. So with tough scrutiny coming from the Department of Justice and the Federal Communications Commission -- not to mention all those roving commissions-of-one up on Capitol Hill -- the Philadelphia-based cable and broadband giant has wasted no time in the weeks since the deal's announcement deploying an army of lobbyists inside Washington to start building its case. The captain of that effort is David Cohen, officially Comcast's executive vice president, though the title doesn't quite capture his sprawling brief. Schooled in Philadelphia's Democratic power structure, where he served as the right-hand man to then-mayor Ed Rendell, Cohen has become a national political player. Along with his wife he raised nearly $1 million to reelect President Obama, who describes the couple as "great friends." Cohen is also a strategic whisperer to Comcast CEO Brian Roberts, proving his chops guiding the company through a similarly significant deal to take over NBCUniversal in 2011. These days, on top of the Time Warner acquisition, Comcast is facing questions -- and, by the company's own reckoning, lots of bad reporting -- over an agreement with Netflix (NFLX) for the online video service to pay to secure faster streaming speeds. So Cohen's awfully busy these days, even by his own standards. In Washington this week to tout an expansion of the company's program extending broadband to poor families, Cohen talked to Fortune about Comcast's agenda. Excerpts of the conversation, edited for length and clarity, follow.

How did the Netflix deal come about?

A complicated deal like this doesn't get put together in days or weeks. We've been talking to Netflix for months and months. And by the way, I think it's fair to say, we've been talking to Netflix quietly for months and months. Netflix, which doesn't hesitate to publicly complain when they think they're being mistreated -- and I say that with a smile on my face and totally appropriately -- has never publicly expressed any unhappiness with the pace or content of their negotiations with Comcast, because all of those negotiations were premised on the desire by Netflix to gain a strong experience for their customers and for us to ensure that Netflix customers using the Comcast network would have a good experience as well.

How did it start? Did they come to you or was it the other way around?

I think this started when Netflix announced its Open Connect approach, which by the way is essentially a different form of a similar traffic or transit agreement to what we ended up entering into. But when Netflix announced that they wanted to move away from paying CDNs [content delivery networks] and transit providers for delivery of their content to the Internet and were instead launching something called Open Connect where basically they would try to put their own servers into the networks of ISPs and deliver the traffic directly through those servers, that announcement started what was mostly an engineering discussion in the early days about exactly what Netflix meant by that and what they were trying to accomplish, and our engineers sharing our concerns with that and then a mutual discussion about how we could accomplish Netflix's goals to ensure a good service for their customers and ours.

What happens after 2018, when your commitment to net neutrality as a condition of the NBCUniversal deal expires?

This is not a Netflix question. There's a relatively small group of informed and knowledgeable -- from a network-engineering perspective -- reporters and commentators who have gotten this right and have pointed out that this deal has absolutely nothing to do with net neutrality or the open Internet. The reason I make that point is I don't want to suggest that I think the Netflix-Comcast deal has anything to do with open Internet principles because it does not. My answer is that that condition runs until 2018. And consistent with the agreement at the time it was made, we think it was totally appropriate then and totally appropriate now to provide a bridge for the FCC to put in place alternative legally enforceable rules that will apply to the entire industry, including us. And of course Chairman Wheeler commenced a proceeding last week or the week before to do exactly that. And I think it is beyond question that the FCC will have in place a new set of legally enforceable Open Internet principles well before 2018 when this commitment expires. So we believe it is entirely appropriate for there to be Open Internet rules, we've become a convert to that position, we supported the no-blocking and the non-discrimination rules as well as the transparency rules. We'll support them again.

Where are your challenges going to be in the approval process for the Time Warner deal?

We know that there will be a real review by the governmental agencies of this deal. We now know it will be the DOJ as well as the FCC. But we have a high level of confidence that both of those reviews will be based upon the data, law, and facts. When you peel the onion back from this transaction, this is simply not a particularly worrisome transaction from the perspective of antitrust law, competition policy, or the public interest analysis that the FCC has to go through. These are two companies that do not compete in any market in the country, so there's no reduction from a consumer perspective.

Talk about the chronology of the Time Warner deal. Where did the idea come from in the first place?

There were discussions between Time Warner and Comcast going back more than a year about whether it made sense to put the two companies together. Obviously the world around cable consolidation heated up with John Malone's comments last year. And then ultimately with Charter (CHTR) setting its sights on Time Warner Cable. Suffice it to say I think everyone in the industry was talking to us. John Malone was talking to us, Charter was talking to us, Time Warner Cable was talking to us, and I think there were a variety of options that we tried to consider over many months of discussions that might have included purchase of all or some of Time Warner Cable, alone or in partnership with others. And ultimately as these discussions crystallized, the transaction that seemed most attractive was the transaction we announced with Time Warner Cable.

Where were you when you found out it was happening?

I guess you don't really know it's going to happen until you've signed the agreements. They were signed at 1:30, 2:00 in the morning of the day we announced. And I was in New York. Actually I'd just left Davis Polk and was on my way to a hotel. In terms of when we really shook hands and let's work on doing a deal, just Time Warner Cable, it was probably two or three weeks before that. And in terms of when we had a handshake on a deal subject to it being documented, it was probably a week or so before the announcement date.

What's this mean for your life? How frequently are you going to be in Washington vs. how often you would be in quieter months?

My life is always busy. I have a job I love at Comcast, and one of the reasons I love it is because it has so many component parts to it, most of which have nothing to do with politics or government affairs. Obviously the percentage of time I spend trying to work on this transaction will be high for periods of time over the next nine to 12 months. But I think it's also important I remain focused on the overall business of Comcast and the rest of my job. I travel I lot, and I may be traveling a little bit more to Washington than I typically do, but I'm typically in Washington every other week for a couple days.

As a major bundler for the President, and seeing the spectacle over the last few months of ambassadorial nominees who've never been to the countries they're being sent to, do you think it's time to do away with the practice of awarding fundraisers with those plum assignments?

I have been an active participant in the political process for much of the last 20 years. And I have never sought, I have never accepted, I have never been interested in any job or honorary appointment in connection with that political activity. It's never been the reason why I've been involved in the political process.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.